DC

No Act
P.E. 1-8-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 6, 2007

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2007

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2007

Dear Mr. Horan:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to JPMorgan Chase by the National Legal and Policy Center. We also have received a letter on the proponent's behalf dated January 25, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 8, 2007

RECEIVED
2007 JAN 10 PM 12:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: National Legal and Policy Center

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2007 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by the National Legal and Policy Center (the "Proponent"), by letter dated December 1, 2006 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(4). Rule 14a-8(i)(3) provides that a proposal may be omitted if the "proposal or the supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." Rule 14a-8(i)(4) provides that a proposal may be omitted if the "proposal relates to the redress of a personal claim or grievance against the company … which is not shared by the other shareholders at large."

Our 2007 Annual Meeting of Stockholders is scheduled to be held on May 15, 2007, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2007. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

the instructions found at the SEC's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal is vague and indefinite and substantial parts of the Supporting Statement are irrelevant and, therefore, it is misleading and contrary to the SEC's proxy rules – Rule 14a-8(i)(3) and Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

The SEC has stated that reliance on Rule 14a-8(i)(3) for purposes of exclusion may be appropriate (i) when the resolution contained in the proposal is so inherently vague or indefinite that the stockholders voting on the proposal and the company in implementing the proposal would not be able to determine with reasonable certainty what actions or measures the proposal requires and that such objection may also be appropriate "where the proposal and the supporting statement, when read together, have the same result" or (ii) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Division of Corporation Finance: Staff Legal Bulletin No. 14B – Shareholder Proposals (avail. September 15, 2004).

The Proposal requests Company "management to report to shareholders by October 1, 2007, at a reasonable cost and excluding confidential information, descriptions of initiatives instituted by management to address the Company's alleged links to slavery and other abuses of human rights." The supporting statement part of the Proposal requests that "[s]hareholders have a right to know if management is opening the Company to possible legal liability."

The supporting statement part of the Proposal, rather than giving meaning to the proposed resolution, complains about the Company's public apology for the Company's past links to slavery, expresses disagreement with the concept of guilt based on race or ethnicity, makes unsubstantiated claims about the Company's views on certain matters, expresses opposition to slave reparations and seems to equate difficulties faced by other ethnic groups with those faced by slaves. As a result, confusion is created about the purpose and scope of the Proposal. As indicated in the supporting statement part of the Proposal, the Company has already apologized for its historical connections to slavery. The rest of the Proposal insofar as it related to "other abuses of human rights" is vague and confusing given the non-exclusive list of other areas of past discrimination which the supporting statement indicates might be covered. As a result, the Company would be unable to determine with any certainty the scope and content of the report requested. There is no way for Company management to determine with any certainty what is required of it and what actions should be taken to deliver the report requested by the Proposal. Company management would simply have to guess at the scope and content of the contemplated report and could hardly be expected to prepare a report acceptable to all interested parties under these circumstances. A stockholder reading the Proposal and supporting statement would be confused and not certain about what the stockholder was voting upon. The SEC has permitted a company to omit a proposal as potentially misleading which is so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions the company would take if the proposal was enacted. See The Adams Express Company (January 10, 2000), Archer-Daniels-Midland Company (July 10, 1998). Similarly, in several no-action letters, Philadelphia Electric Company (July 30, 1992), Philip Morris Companies, Inc. (February 7, 1991), Bank of New England Corp. (February 5, 1990), CCBT Bancorp, Inc. (April 20, 1999), American International Group, Inc. (January 14, 1999) the SEC agreed that the proposals could be excluded primarily for two reasons: (i) the proposals were so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the registrants would take in the event the proposals were approved and (ii) any resultant action by the registrant would have to be made without guidance from the proposals and consequently in possible contravention of the intention of the stockholders who voted in favor of the proposals.

Based on the foregoing, the Company believes that the Proposal and its supporting statements are so vague, indefinite, false and misleading that the Proposal may be omitted under Rule 14a-8(i)(3).

The Proposal is Designed To Result In A Benefit To, or Further A Personal and Political Interest of, the Proponent, Which Is Not Shared By the Other Stockholders At Large – Rule 14a-8(i)(4)

Rule 14a-8(i)(4) permits the exclusion of a security holder proposal "if the proposal relates to the redress of a personal claims or grievance against the company .... which is not shared by the other shareholders". Rule 14a-8(i)(4) was developed because the SEC does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances. Exchange Act Release 34-12999 (available November 22, 1976).

The Proposal and its supporting statement demonstrate that the Proponent intends to use the Company's Proxy Materials and 2007 Annual Meeting of Stockholders to advance its own political aim: its desire to further its anti-slave reparation agenda. For more information on the Proponent's agenda, see the online publication of "The Case Against Slave Reparations," at http://www.nlpc.org/pdfs/Final_NLPC_Reparations.pdf. The Proposal is clearly designed to benefit a single organization – the Proponent's - and further their anti-slave reparation agenda.

The SEC has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(4), even if it is drafted in a neutral manner and positioned as a matter of general interest to stockholders, if the underlying facts evidence that the proposal is merely a tactic to further the proponent's special interest. See Release No. 34-19135 (Oct. 14, 1982); see also Dow Jones & Co., Inc. (Jan. 24, 1994); Burlington Northern Santa Fe Corporation (Feb. 1, 2001 and Feb. 24, 2000). In the current instance, the Proposal is merely one element of a campaign undertaken by the Proponent against the Company and three other commercial banks with respect to its anti-slave reparation agenda, even though it is couched in terms of the Proponent's corporate integrity project.

In Exchange Act Release No. 34-19135 (October 14, 1982), the SEC stated that Rule 14a-8(i)(4) is, "intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders" but was "not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

The SEC has applied this statement consistently and has not recommended enforcement action against companies that omit proposals designed to further a personal interest not shared by other shareholders. See, e.g., Dow Chemical (March 5, 2003); Sara Lee Corp. (August 10, 2001). The Staff has not recommended enforcement action in certain cases where a company has omitted a proposal designed to benefit the proponent or further a proponent's personal interest. See International Business Machines Corporation (January 31, 1994) (excluding a proposal relating to contributions to charitable organizations, where proponent was motivated by personal interest and a personal grievance against particular charitable organizations).

The Proponent appears to use the stockholder proposal system to cause the Company to advance its own political aims. There is no indication that other stockholders at large share these political aims. Thus, the Proponent's Proposal is designed to further a personal interest that is not of common interest to the Company's stockholders. The Company believes that the Proposal may be properly omitted under Rule 14a-8(i)(4).

* * * * *

For the reasons set forth above, the Company respectfully requests the SEC to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the SEC not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

Anthony J. Horan
Corporate Secretary

cc: National Legal and Policy Center
Jeremiah Thomas, Esq.

421886:v1

Exhibit A

NATIONAL LEGAL AND POLICY CENTER PROPOSAL

Attached hereto as separate PDF attachment

National Legal and Policy Center

"*promoting ethics in public life*"

fax cover sheet

TO: ANTHONY HORAN
SECRETARY
JPMORGAN CHASE & CO.

FR: PETER FLAHERTY

Pages to follow 4 (not including this page)

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center

"promoting ethics in public life"

December 1, 2006

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

VIA FAX 212-270-4240

Dear Mr. Horan:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the JPMorgan Chase & Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 92 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's slavery apology.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Slavery Apology Report
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Slavery Apology Report

Resolved:

Shareholders request JPMorgan Chase & Co. management to report to shareholders by October 1, 2007, at a reasonable cost and excluding confidential information, descriptions of initiatives instituted by management to address the Company's alleged links to slavery and other abuses of human rights.

Supporting Statement:

Shareholders have a right to know if management is opening the Company to possible legal liability.

In a January 20, 2005 letter, then-Chairman & CEO William B. Harrison Jr. and then-President & COO Jamie Dimon stated, "We apologize to the African-American community, particularly those who are descendants of slaves, and to the rest of the American public..." This apology was accompanied by a Company pledge to establish a $5 million scholarship fund for African-Americans.

The apology and monetary pledge were apparently prompted by a Company-commissioned report produced in response to a municipal ordinance in Chicago, requiring firms doing business with the city to disclose their links to slavery. The report found only the most tenuous connections to slavery over 200 years ago by two banks whose successor banks had been acquired by the Company.

The apology and pledge tends to demonstrate Company acceptance of the concept of guilt based on race or ethnicity. The Company also seems to embrace the concept of cross-generational guilt.

Both ideas are contrary to the concept of individual rights. People should be judged on their actions as individuals, not as members of a particular racial group. Likewise, individuals should be responsible for their own actions, not those of persons who lived 200 years ago. [See monograph titled, *The Case Against Slave Reparations*, National Legal and Policy Center, http://www.nlpc.org/pdfs/Final_NLPC_Reparations.pdf]

The Company is currently being sued by plaintiffs seeking damages that they characterize as "slave reparations." Future claimants might include the descendents of:

- Irish who were widely discriminated against in the nineteenth century. Irish children worked 14-hour days in New England textile mills that were prominent customers of local banks. On docks and in quarries, Irish were sometimes used for jobs too dangerous for slaves.

- Chinese who were restricted from employment, property ownership, and marrying non-Chinese. Financed by banks, the westward push of the railroads relied on Chinese laborers who endured near-slave wages and conditions.

- Native Americans who were pushed off their lands by a variety of bank-financed economic interests. Even the so-called Five Civilized Tribes, who successfully appealed such expropriations to the Supreme Court, lost their lands in Mississippi and Georgia in extra-judicial seizures.

- Indentured servants of many nationalities who provided unpaid labor for a period of years before attaining freedom, if they lived long enough. Because as many as one-half of immigrants to America in the seventeenth and eighteenth centuries came under some form of servitude, they played a key role in America's early economy. Also, white slavery was legal in some states and was practiced separate and apart from voluntary and involuntary servitude.

STEVEN J. MILLOY
ATTORNEY AT LAW

12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.2852
Fax: 301.330.3440
stevenmilloy@yahoo.com

January 25, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: JPMorgan Chase & Co.; Shareowner Proposal of the National Legal and Policy Center; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the National Legal and Policy Center ("NLPC") in response to the January 8, 2007 request by JPMorgan Chase & Co. ("JPMorgan" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with JPMorgan's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8. NLPC believes the Proposal is not excludable for any of the reasons claimed by JPMorgan.

I. The Proposal is not excludable as vague and indefinite.

The Proposal is not vague. It asks for a report on any initiatives by the Company that address a specific report previously commissioned by the Company itself on its past links to slavery, and a subsequent and specific apology by its then-Chairman & CEO William Harrison and then-President & COO Jamie Dimon, who now serves as Chairman and CEO.

Because the Company made a specific financial commitment of shareholder assets in relation to the apology, shareholders should know about any further commitments, and management should disclose them.

Moreover, the term "human rights abuses" is not vague. The Company should be able to readily identify any other initiatives to address any matter it believes relate to "human rights abuses." If the Company has not taken any other initiatives, it can simply report that it has not done so.
The purpose and scope of the resolution is clear. It is to allow shareholders to know if management is opening the Company to legal liability.

To the extent that judgment is required in preparing the report, JPMorgan has ample discretion to do so.

II. The Proposal is not designed to benefit the Proponent.

The Proposal is a serious matter of affecting all shareholders.

The lawsuit against the Company by slavery reparations advocates referenced in the supporting statement is very much alive. On December 13, 2006, the United States Court of Appeals for the Seventh Circuit rejected[1] a lower court's ruling that barred the plaintiffs from seeking damages based on the fact that the Company and other defendants may have concealed past involvement with slavery, and thereby engaged in consumer fraud. The Court also ruled that plaintiffs lacked standing to sue companies that profited from slavery before the practice was abolished.

The cost of defending the lawsuit and the cost of any eventual damages awarded by the Court, whether exacerbated by management's apology and other actions or not, are borne by all shareholders, not just the Proponent.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Verizon's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Verizon and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Verizon and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Verizon or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Verizon's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy

Cc: Tony Horan, JPMorgan
Peter Flaherty, NLPC

---

[1] *In re African-American Slave Descendants Litigation*, No. 02 C 7764 (USCA, 7th Circuit, December 13, 2006).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2007

The proposal requests a report describing initiatives instituted by management to address the company's alleged links to slavery and other abuses of human rights.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END